One Ridgmar Centre
6500 West Freeway, Suite 800
Fort Worth, Texas 76116
817.989.9000 telephone
817.989.9001 facsimile
www.approachresources.com

January 7, 2014

Via EDGAR Transmission and FedEx

Via Facsimile Transmittal 703.813.6982

Mr. Ethan Horowitz

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Approach Resources Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
Form 10-Q for Fiscal Quarter Ended September 30, 2013
Filed November 8, 2013
File No. 001-33801

Dear Mr. Horowitz:

This letter sets forth the responses of Approach Resources Inc. (the “Company” or “we,” “us” or “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to our annual report on Form 10-K for the fiscal year ended December 31, 2012 (our “2012 Form 10-K”) and our quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2013. The Staff’s comments were provided to the Company in a letter dated December 27, 2013. For the convenience of the Staff, the text of each comment is reproduced in its entirety followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 2 – Properties, page 24

Proved Oil and Gas Reserves, page 25

Proved Undeveloped Reserves, page 28

1.	We note that you reclassified Pangea proved undeveloped (“PUD”) reserves of 8.9 MMBOE to probable reserves in 2012 due to the requirement for no more than a five year period between PUD reserve booking and drilling. Please tell us how you accounted for the costs associated with these reserves. In addition, please explain to us the circumstances that permitted you to include Pangea proved reserves that are “…7.2% of our total PUD reserves, that have been booked for five years or longer.”

Response:	As noted in the Staff’s comment above, at December 31, 2012, we reclassified 8.9 MMBoe of proved undeveloped (“PUD”) reserves to probable reserves. This reclassification did not impact our consolidated financial statements for the year ended December 31, 2012, because the reclassified reserves did not have any associated costs recorded on our financial statements.

Mr. Ethan Horowitz

Securities and Exchange Commission

January 7, 2014

We also acknowledge the Staff’s comment with respect to 4.5 MMBoe of PUD reserves that had been booked for five years or longer (“PUD5+ reserves”) at December 31, 2012. We respectfully refer the Staff to pages 29 – 30 of our 2012 Form 10-K, in which we discuss the specific circumstances that we maintain would permit us to recognize such reserves as proved even though development may extend past five years. We also respectfully refer the Staff to our letters to the Commission dated December 28, 2012 and February 8, 2013, and our presentation dated January 2013 and provided to Ronald Winfrey under a FOIA Confidential Treatment Request on January 30, 2013, in which we discuss our Project Pangea in more detail.

Although we respectfully maintain that the 4.5 MMBoe of PUD5+ reserves are permitted to be recognized as proved even though development may extend past five years, we will remove the 4.5 MMBoe of PUD5+ reserves that are the subject of the Staff’s comment from our estimated proved reserves to be disclosed in our annual report on Form 10-K for the year ended December 31, 2013 (our “2013 Form 10-K”). These PUD5+ reserves represented approximately 4.7% of total proved reserves, and approximately 7.2% of total proved undeveloped reserves, at December 31, 2012. The PV-10 of these PUD5+ reserves at December 31, 2012, was $2.3 million, or 0.3% of the PV-10 of our total proved reserves at December 31, 2012.

In addition, we supplementally advise the Staff that we will not include any PUD5+ reserves in our estimate of proved reserves at December 31, 2013, to be disclosed in our 2013 Form 10-K.

2.	In conjunction with our previous comment, we note that you spent $54 million on Pangea infrastructure in 2012. Please explain to us in reasonable detail the figures for items other than well drilling and completion, including the figures for the portion of Pangea total sunk capital costs that you have incurred. Refer to Question 108.01 of the Compliance and Disclosure Interpretations (“C&DIs”) regarding Oil and Gas Rules. The C&DIs are available at www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Response:	As disclosed on page 30 of our 2012 Form 10-K, in 2012, we invested $54.3 million on infrastructure projects in Project Pangea, or 18% of our total capital costs and equity investment in Project Pangea. This $54.3 million was comprised of an oil pipeline ($10 million) as well as frac water pits ($14.9 million), compression facilities ($11.9 million), water and injection wells ($6.9 million), flow lines ($3.8 million), gas lift facilities ($3.7 million) and other equipment and inventory ($3.1 million). The total sunk capital costs for Project Pangea infrastructure in 2012 are $54.3 million, and if Project Pangea were terminated before completion for whatever reason, not only would significant amounts of hydrocarbons remain undeveloped, resulting in waste, but the amount of invested capital lost would be material to the Company.

Mr. Ethan Horowitz

Securities and Exchange Commission

January 7, 2014

3.	We note your disclosure stating that all proved undeveloped reserves are scheduled to be drilled before the end of 2017. Rule 4-10(a)(31)(ii) of Regulation S-X specifies a five year limit after booking for the development of PUD reserves. Please revise this disclosure accordingly.

Response:	We acknowledge the Staff’s comment and respectfully refer the Staff to our response to comment one above. As discussed therein, we will remove the 4.5 MMBoe of PUD5+ reserves that are the subject of the Staff’s comment from our estimated proved reserves to be disclosed in our 2013 Form 10-K. In addition, we will not include any PUD5+ reserves in our estimate of proved reserves at December 31, 2013, to be disclosed in our 2013 Form 10-K. As a result, we will not include the statement referenced in this comment three in our 2013 Form 10-K.

4.	It appears you have incurred in excess of $175 million in drilling and completion activities through the third quarter of 2013. With reasonable detail, please tell us about the proved undeveloped reserves you converted to developed status as well as the capital expended. As part of your response, please include figures for the fourth quarter of 2013 if available.

Response:	The response to this comment will be provided supplementally under separate cover pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the Commission.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Notes to Consolidated Financial Statements

Note 3 – Long-Term Debt, page 5

5.	We note you issued senior notes in June 2013 that are guaranteed by each of your consolidated subsidiaries. These guarantees are described in your Form 10-Q as full and unconditional and joint and several. Please revise to disclose any qualifications to the subsidiary guarantees (i.e., release provisions).

Response:	We acknowledge the Staff’s comment and respectfully submit that we considered the guidance set forth in SEC Release Nos. 33-7878; 34-43124, Financial Statements and Periodic Reports For Related Issuers and Guarantors, including Section III.A.1.b thereof regarding the meaning of “full and unconditional.” We understand that it is the view of the Staff that a guaranty is not “full and unconditional” if it contains automatic release provisions, including those that are common in high yield note indentures. However, we understand from Section 2510.5 of the Financial Reporting Manual that issuers may continue to rely on Rule 3-10(f) of Regulation S-X in such situations if all of the other requirements of Rule 3-10 are satisfied and the release provisions are limited to customary circumstances described in Section 2510.5 of the Financial Reporting Manual. The indenture and supplemental indenture governing the senior notes we issued in June 2013 provide that the guarantees of our subsidiary guarantors will be released in the following circumstances, each of which we view as customary:

Mr. Ethan Horowitz

Securities and Exchange Commission

January 7, 2014

•	in connection with any sale or other disposition of all or substantially all of the assets of that guarantor (including by way of merger or consolidation) to a person that is not (either before or after giving effect to such transaction) the Company or a subsidiary guarantor, if the sale or other disposition otherwise complies with the indenture;

•	in connection with any sale or other disposition of the capital stock of that guarantor to a person that is not (either before or after giving effect to such transaction) the Company or a subsidiary guarantor, if that guarantor no longer qualifies as a subsidiary of the Company as a result of such disposition and the sale or other disposition otherwise complies with the indenture;

•	if the Company designates any restricted subsidiary that is a guarantor to be an unrestricted subsidiary in accordance with the indenture;

•	upon defeasance or covenant defeasance of the notes or satisfaction and discharge of the indenture, in each case, in accordance with the indenture;

•	upon the liquidation or dissolution of that guarantor, provided that no default or event of default occurs under the indenture as a result thereof or shall have occurred and is continuing; or

•	in the case of any restricted subsidiary that, after the issue date of the notes is required under the indenture to guarantee the notes because it becomes a guarantor of indebtedness issued or an obligor under a credit facility with respect to the Company and/or its subsidiaries, upon the release or discharge in full from its (x) guarantee of such indebtedness or (y) obligation under such credit facility, in each case, which resulted in such restricted subsidiary’s obligation to guarantee the notes.

In future filings, beginning with our 2013 Form 10-K, we will revise our disclosure to describe that the senior notes are fully and unconditionally guaranteed by each of our consolidated subsidiaries subject to certain customary release provisions, and we will describe those specific release provisions.

Closing

In addition, pursuant to the Staff’s letter, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Ethan Horowitz

Securities and Exchange Commission

January 7, 2014

Please direct any questions or additional comments regarding this letter to the undersigned at (817) 989-9000.

Sincerely,

/s/ Sergei Krylov
Sergei Krylov
Executive Vice President and Chief Financial Officer

cc:	Ronald W. Winfrey, Petroleum Engineer

Wei Lu, Staff Accountant

J. Ross Craft, President and Chief Executive Officer

Wesley P. Williams, Thompson & Knight LLP